Financial Management Services

Authorized Federal Supply Schedule Price List

SYS
9620 Chesapeake Drive, Suite 201
San Diego, California 92123
(858) 715-5500
www.syys.com

Federal Supply Group: 872
Contract Number: GS-23F-9829H
Contract Period:
August 17, 1998 - December 31, 2002
Business Size: Small
Cage Code: 8A244
TPIN: 95-2467354

Table of Contents

- **Overview**
- **Customer Information**
- **Description of Special Item Numbers**
- **Ordering Instructions and Guidelines**
- **Price List**

SYS Overview

For over thirty years, SYS has been providing quality managerial and technical support services to the Government and commercial activities. The direction and role of SYS continues to be that of rising to the challenges of constantly evolving financial management service requirements demanded in today's business environment. The accompanying information about our General Services Administration (GSA) Federal Supply Services (FSS) Schedule contract for Financial Management Services is the latest addition to our contracting capabilities.

Our financial management expertise has evolved in response to our customers' requirements and has become integral to the broad range of management and engineering consulting support we provide.
SYS efforts to date have included:

- maintenance and support of automated financial management systems,
- maintaining financial management databases,
- performing accounting and budgeting functions,
- developing strategic plans, performing business process re-engineering studies,
- assisting with the development, operation and support of specialized financial systems,

      o   resolving problem disbursements and assisting clients in complying with the Chief Financial Officer's Act and other financial legislation.

These services have entailed the financial analysis of program obligations and expenditures, generation and maintenance of program accounting, financial and related programmatic documentation as well as the maintenance and operation of financial databases to facilitate the use of program data by business/financial and technical managers.

SYS has been and continues to be under contract to provide financial management and information technology support for Government program managers of complex systems. In some instances, we have been tasked with the complete range of life cycle financial management including budget, allocation, control, assessments and reports of all U.S. and Foreign Military Sales appropriations. In other contracts, we have been assigned more specific tasks such as financial reconciliation or financial system design, programming, implementation and maintenance.

The complexity of our financial management support requirements require us to hire personnel with a combination of business, contract, finance and computer skills. SYS believes that there is no substitute for quality personnel. Therefore, we have maintained an active recruiting program to find, hire and retain the best personnel available. Each individual has the requisite education, training, skills and experience to fulfill contract requirements in a qualitative, cost-effective manner.

As your requirements for financial management services develop, consider the use of the GSA FSS. Our representatives are always ready to provide assistance and support, even if you just want to inquire about our experience and capabilities. For more information about SYS, check out our Website at www.syys.com.

Customer Information

1a. Special Item Numbers:
SIN 872-2 (A) Accounting Services
SIN 872-2 (B) Budgeting Services
SIN 872-2 (C) Financial Management Systems Services
SIN 872-2 (D) Financial Reporting & Analysis Services
SIN 872-2 (E) Financial Planning & Performance Measurement Services
SIN 872-2 (F) Asset Management Services
SIN 872-2 (G) Other Financial Management Services
1b. See price list
2. Maximum Order: (note 2) **$500,000**
3. Minimum Order: **$300**
4. Geographic Coverage: **National**
5. Points of Production: **Washington, DC; Oxnard and San Diego, California**
6. Discount from list prices or Statement of Net Price: **Listed Prices are Net Prices**
7. Quantity Discounts: **None**
8. Prompt Payment Terms: **Net 30 days**
9a. Annotate if Government Commercial Credit Card is Accepted: **Yes**
9b. Discount of payment by Government Commercial Credit Card: **None**

10. Foreign Items: **None**
11a. Time of Delivery: **Determined by individual order**
11b. Expedited Delivery: **N/A**
11c. Overnight and 2-Day Delivery: **N/A**
11d. Urgent Requirements: **N/A**
12. F.O.B. Points: **Destination**
13. Ordering Address:
> **SYS**
> POC: Jackie Archibald
> 1721 Pacific Avenue, Suite 210
> Oxnard CA 93033
> **Jarchibald@syys.com**
> (805) 486-4444

14. Payment Address:
> **SYS**
> POC: Mike Fink
> 9620 Chesapeake Drive, Suite 201
> San Diego CA 92123
> (858) 715-5500

15. Warranty provision: **SYS will exercise due professional care and competence in the performance of services provided**
16. Export Packing Charge: **N/A**
17. Terms and Conditions of Government Commercial Credit Card Acceptance: **Net 30 days**
18. Y2K compliant: **Yes**
> **Note 1:** *See next section for a more detailed description of each SIN.*
> **Note 2:** *Agencies are authorized to order in excess of this amount, but may seek a price reduction for orders placed over this amount.*

Description of Special Item Numbers (SINS) for Financial Management Services

1. SIN 872-2 (A) - Accounting: Examples include but are not limited to:

- Transaction analysis,
- transaction processing,
- data analysis and summarization,
- technical assistance in devising new or revised accounting policies and procedures,
- classifying accounting transactions,
- performing special studies to improve accounting operations, resolve accounting issues, resolve and implement audit findings,
- recovery reviews,
- assess or enhance accounting internal controls,
- improve operating efficiency and effectiveness,
- apply information technology to provide better or more timely service.

2. SIN 872-2 (B) - Budgeting: Examples include but are not limited to:

- Assess and improve the budget formulation process,
- assess and improve the budget execution process,
- conduct special reviews to resolve budget formulation or budget execution issues,
- provide technical assistance in improving budget preparation or execution processes and related systems,
- reviewing budgetary controls,
- assist management with implementing corrective actions, and
- apply information technology to streamline/improve budget-related activities.

3. SIN 872-2 (C) - Financial Management Systems Services:
Examples include but are not limited to:

- Assess and improve financial management systems,
- conduct A-127 system compliance reviews,
- conduct other system assessments to improve operating efficiency, effectiveness, controls, and system performance,
- assist management with implementing corrective actions, documenting systems, identify systems requirements, plan and develop systems,
- assess the integrity of financial systems and related data,
- provide technical assistance in meeting agency financial management system requirements.

4. SIN 872-2 (D) - Financial Reporting and Analysis Services:
Examples include but are not limited to:

- Assess and improve current financial reporting and analysis,
- develop new reporting formats and pro-forma financial reports,
- provide technical assistance in meeting agency financial management reporting and analysis requirements,
- assist in improving and streamlining reporting and analysis processes and related processes and related procedures,
- assist management with implementing corrective actions,
- analyze financial results, conduct cost-benefit or other special financial analyses,
- assist analysis and enhancement of existing pricing and rate structures.

5. SIN 872-2 (E) - Financial Planning, Performance Measurement
Services: Examples include but are not limited to:

- Provide technical assistance in complying with the requirements of the Government Performance & Results Act,
- assist with devising and implementing performance measures and related processes and systems,
- assist with strategic and operational financial planning,

- resolve audit recommendations and assist with implementing corrective actions,
- assess the adequacy of strategic plans and related performance measures,
- assist in reviewing and improving current processes and related procedures and systems.

6. SIN 872-2 (F) - Asset Management Services: *(Specifically excludes Sale of Assets and Loan Servicing, but does include review of loan servicing practices, opinions on financing or refinancing, etc.)* Examples include but are not limited to:

- Provide technical assistance in assessing and improving current asset management processes relating to cash management,
- inventory management, government property, plant and equipment, and other agency assets,
- conduct specialized reviews to assess adequacy of controls and policies and procedures,
- assess agency compliance with asset management related requirements,
- resolve audit recommendations and
- assist management in implementing corrective actions, perform special analyses and evaluations.

7. SIN 872-2 (G) - Other Financial Management Services: Examples include but are not limited to:

- Provide technical assistance related to managerial cost accounting or other special financial areas of interest,
- assist in financial policy formulation and development,
- conduct special cost studies,
- assist with quality assurance efforts,
- perform bench marking of financial activities and performance results.

Ordering Instructions and Guidelines

Getting Started: When you determine that outside assistance may be needed, your project manager should work closely with the agency procurement office to develop a statement of work (SOW). Your procurement office should then request proposals or expressions of interest from a minimum of three Federal Supply Schedule (FSS) contractors. A listing of these contractors is available on the GSA Web Site at **www.gsa.gov**. Further formal competition to determine a vendor's technical capabilities is not required because GSA has already determined that Schedule holders are qualified to perform the services.

Issuing a Delivery order: Establishing a delivery order under the FSS is relatively simple and can usually be accomplished quickly (within a few days). Your activity through the agency procurement office issues a delivery order directly to the contractor for the required services based on the SOW. Selection of the contractor must be based on one of the following approaches, before the delivery order may be issued:

1. Contact and/or review the catalogs of at least three FSS firms, or
2. Request oral proposals from at least three FSS firms, or
3. Request written proposals from at least three FSS firms.

Federal Acquisition Regulations (FAR) Part 13 does not apply when agency requirements are satisfied through a FSS and ordering activities are not required to seek full and open competition, synopsize the requirement, or make a determination of fair and reasonable pricing. This process has already been accomplished for you. GSA does not prescribe a particular delivery order method; however, you must specify the type of services required, delivery time(s), and a task order pricing method (using either fixed price or labor hour pricing).

Establishing a Blanket Purchase Agreement: If you anticipate a repetitive need for services, you may wish to establish a Blanket Purchase Agreement (BPA). BPAs can be established for your activity, only, or they may be established agency-wide. The BPA is particularly useful when ordering activities wish to purchase a wide range of consulting services, but the exact items and delivery requirements are not known in advance and may vary considerably from order to order. BPAs may be established directly with FSS contractors. FAR Part 13, Subpart 13.202 (c) (3) specifically addresses establishing BPAs with FSS contractors.

SYS Point of Contact:

Jackie Archibald
(805) 486-4444, ext. 245
Email: Jarchibald@syys.com

SYS GSA Schedule Price List

Financial Management Services Special Item Numbers 872-2 (A-G) Pricing (Hourly Rates) Years 1-5					
Labor Category	**Year 1** 08/17/1998 thru 12/31/1998	**Year 2** 01/01/99 thru 12/31/99	**Year 3** 01/01/00 thru 12/31/00	**Year 4** 01/01/01 thru 12/31/01	**Year 5** 01/01/02 thru 12/31/02
Senior Accountant	$78.96	$82.12	$85.40	$88.82	$91.48
Accountant	$52.22	$54.31	$56.48	$58.74	$60.50
Junior Accountant	$33.15	$34.48	$35.86	$37.29	$38.41
Senior	$73.57	$76.51	$79.57	$82.75	$85.23

Budget Analyst					
Budget Analyst	$51.81	$53.88	$56.04	$58.28	$60.03
Junior Budget Analyst	$29.42	$30.60	$31.82	$33.09	$34.08
Senior Financial Analyst	$67.51	$70.21	$73.02	$75.94	$78.22
Financial Analyst	$42.99	$44.71	$46.50	$48.36	$49.81
Junior Financial Analyst	$29.09	$30.25	$31.46	$32.72	$33.70
Senior Management Analyst	$68.43	$71.17	$74.02	$76.98	$79.29
Management Analyst	$45.15	$46.96	$48.84	$50.79	$52.31
Junior Management Analyst	$28.48	$29.62	$30.80	$32.03	$32.99